                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)(1)

                            U.S. ENERGY SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    902951102
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                                 (CUSIP NUMBER)

                                BERNARD J. ZAHREN
                           POND VIEW CORPORATE CENTER
                             76 BATTERSON PARK ROAD
                              FARMINGTON, CT 06032
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                              AND COMMUNICATIONS)

                               - with copies to -

                             STEPHEN ROSENBERG, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                December 24, 2004
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box. |X|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 902951102                                            Page 2 of 8 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BERNARD J. ZAHREN
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2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)
                                                                        (b) |X|

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3.       SEC USE ONLY

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4.       SOURCES OF FUNDS

         00
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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                     7.      SOLE VOTING POWER              797,907
    NUMBER OF       ------------------------------------------------------------
      SHARES
   BENEFICIALLY      8.      SHARED VOTING POWER              0
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING        9.      SOLE DISPOSITIVE POWER         797,907
   PERSON WITH      ------------------------------------------------------------

                    10.      SHARED DISPOSITIVE POWER         0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  797,907
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     6.71%
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14.      TYPE OF REPORTING PERSON*                            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 902951102                                            Page 3 of 8 Pages

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ITEM 1  SECURITY AND ISSUER

        Title of Class of Securities

        Common Stock (the "Shares")

        Name and Address of Issuer

        U.S. Energy Systems, Inc.
        One North Lexington Avenue
        White Plains, New York  10601

ITEM 2  IDENTITY AND BACKGROUND

(a)     Bernard J. Zahren (the "Reporting Person")

(b)     Pond View Corporate Center 76 Batterson Park Road Farmington,
        Connecticut 06032

(c)     President, Zahren Financial Corporation Pond View Corporate Center 76
        Batterson Park Road Farmington, Connecticut 06032

(d) - (e) During the last five years, the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     United States

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired the Issuer's securities as a result of a merger between the Issuer and Zahren Alternative Power Corporation ("Zapco"). If
the Reporting Person acquires the Issuer's securities in the future, he will do so using personal funds.

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CUSIP No. 902951102                                            Page 4 of 8 Pages

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ITEM 4  PURPOSE OF TRANSACTION

     The Reporting Person acquired the Issuer's securities for investment purposes as a result of a merger between Zapco and the Issuer. The Reporting
Person has, and intends in the future, to evaluate the business and business prospects of the Issuer, as well as his present and future interest in, and intentions with respect to, the Issuer.

     In connection therewith, the Reporting Person has, and may from time to time in the future, consult with the Issuer's management and other shareholders regarding various transactions contemplated, from time to time, by the Issuer's management and/or Board of Directors and may take positions which are critical of or adverse to the Issuer's management.

     Other than as described above, the Reporting Person does not have any plans or proposals, which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation

     (i) system of a registered national securities association;

     (j) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (k) any action similar to any of those enumerated above.

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CUSIP No. 902951102                                            Page 5 of 8 Pages

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     As noted above, the Reporting Person intends to continuously review his investment in the Issuer. The Reporting Person may at any time in the future determine to change his investment intent and may determine to:

     (i) dispose all or a portion of his Shares;

     (ii) acquire additional securities of the Issuer through open market purchases, private agreements, tender off or otherwise; or

     (iii) take any other available course of action which could involve one or more of the types of transactions, or have one or more of the results, described in the immediately preceding paragraph.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Reporting Person is the beneficial owner of an aggregate of 797,907
Shares, representing approximately 6.71% of the outstanding Shares (based upon
11,890,711 Shares outstanding as reported on the Issuer's latest Quarterly
Report on Form 10-Q dated September 30, 2004 filed with the Securities and
Exchange Commission on November 15, 2004 ). The Reporting Person has sole voting and dispositive control of the Shares.

     The Shares of which the Reporting Person is the beneficial owner include
Shares which may be acquired within 60 days following the date hereof, as further described below.

           Currently owned                                195,138

           Underlying Options                             500,000

           Underlying Series C Preferred Stock             27,375

           Underlying Series C Warrants                    75,394
                                                           ------

                                 Total                    797,907
                                                          =======

     Does not include Shares in which the Reporting Person may have an indirect pecuniary interest by virtue of his ownership of membership interests in Energy
Systems Investors, LLC ("ESI") an entity which owns the Issuer's securities. The
Reporting Person does not exercise control over ESI and the number of securities in which the Reporting Person may have an indirect pecuniary interest (as a result of his ownership of membership interests in ESI) is not currently determinable.

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CUSIP No. 902951102                                            Page 6 of 8 Pages

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(c) The Reporting Person previously reported his ownership of Shares on Schedule
13G. The following describes all transactions in the Shares by the Reporting
Person since the date of his Schedule 13G.

         Transaction Date      Number of Shares Sold      Price per Share ($)
         ----------------      ---------------------      -------------------

              5/22/02                   500                      3.06
              5/22/02                   500                      3.07
              5/22/02                   800                      3.07
              5/22/02                   300                      3.06
              5/22/02                  2,000                     3.06
              5/23/02                   200                      3.02
              5/23/02                   500                      3.05
              5/23/02                   600                      3.05
              5/23/02                   500                      3.06
              5/23/02                   100                      3.06
              5/23/02                   500                      3.05

              5/23/03                  6,000                     1.15
              5/23/03                  5,000                     1.17
              5/23/03                  4,000                     1.12
              5/23/03                  4,000                     1.15
              5/27/03                  5,000                     1.20
              5/27/03                  6,000                     1.24
              5/29/03                  5,000                     1.39
              5/29/03                  5,000                     1.43
              8/02/03                  3,300                     1.43
              8/03/03                  1,700                     1.41
              8/11/03                  5,000                     1.39
             10/31/03                  4,600                     1.34
             10/31/03                 15,000                     1.24
             11/04/03                  1,632                     1.32
             11/05/03                  8,768                     1.34

              1/27/04                  5,800                     1.53
              2/03/04                  4,200                     1.48
              4/02/04                  5,900                     1.42
              4/02/04                 10,000                     1.39
              4/05/04                  3,400                     1.40
              4/06/04                  6,600                     1.40
              4/07/04                  1,700                     1.62

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CUSIP No. 902951102                                            Page 7 of 8 Pages

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      Transaction Date      Number of Shares Sold      Price per Share ($)
      ----------------      ---------------------      -------------------

           4/20/04                  2,700                     1.68
           4/20/04                  8,300                     1.65
           4/22/04                  4,700                     1.53
           4/22/04                  7,300                     1.68
           4/23/04                   100                      1.51
           4/23/04                  5,000                     1.49
           4/26/04                 10,200                     1.50
           5/14/04                12,577(1)                  1.11(1)
           5/14/04                4,025(2)                   1.11(2)

---------------------

(1) Pursuant to the merger agreement between the Issuer and Zapco (the "Merger
Agreement"), the Shares were released from escrow and delivered to the Issuer to, among other things, satisfy the Issuer's claims for indemnification arising under the Merger Agreement.

(2) Pursuant to the Merger Agreement, 805 shares of Series C Preferred Stock
(convertible into 4,025 Shares) were released from escrow and delivered to the
Issuer to, among other things, satisfy the Issuer's claims for indemnification arising under the Merger Agreement.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

None.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

None.

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CUSIP No. 902951102                                            Page 8 of 8 Pages

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  December 27, 2004
                                                       (Dated)

                                                  /s/ Bernard J. Zahren
                                                       (Signature)

                                                  ------------------------------
                                                                (Title)